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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Arkia sign Letter of Intent for six E195-E2 jets

Farnborough, UK, July 11, 2016 – With the presence of Nir Dagan, Arkia Israeli Airlines’ President & CEO, and John Slattery, President & CEO, Embraer Commercial Aviation, Embraer announced today, at the Farnborough Airshow, a Letter of Intent (LoI) from the airline for up to ten E195-E2 jets, consisting of six firm orders and four purchase rights. With purchase rights exercised, the contract has a potential value of USD 650 million, at the current list price.

“The addition of the extremely cost efficient new E195-E2 with superb customer experience will undoubtedly further cement our partnership with Arkia into the future,” said Slattery, President & CEO, Embraer Commercial Aviation.

Arkia will configure all the E195-E2s in a very comfortable single-class layout with 134 seats. The airline currently operates four current generation E-Jets, being two E190s and two E195s. This deal brings the E-Jets E2 backlog to 272 firm orders plus 398 LoIs, options and purchase rights for a total of 670 commitments from airlines and leasing companies.

“With the best economics in the segment, the E195-E2 will be the perfect addition to our fleet,” said Nir Dagan, Arkia Israeli Airlines’ President & CEO. “The E195-E2 range of 2,450 nautical miles enables Arkia to cover all of its European destinations and launch new ones across the continent. In addition to the range, the E2 will maintain the same unparalleled level of comfort in the cabin, which is very popular among our passengers.”

In the past few years, Arkia has increased its regional and international routes structure, while also introducing the E-Jets in order to modernize its turboprop fleet serving the popular resort of Eilat in the Red Sea, all with modern, economic, efficient and comfortable jet aircraft. The E-Jets are the perfect airplane to open new routes and the only commercial jets operating at Dov, the Tel Aviv city airport, which is made possible by their outstanding runway performance, maneuverability on the ground and reduced noise footprint.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,200 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

About Arkia Israeli Airlines & Jordache Enterprises

Arkia Israeli Airlines operates an increasing number of international scheduled and charter flights, including daily services to the Mediterranean and popular European cities, such as Amsterdam,

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Paris, Bologna, Bucharest, Tbilisi & Batumi. The airline is actively looking to expand its operations in order to advance its position as an important and leading player in the aviation and tourism industries to and from Israel. Arkia’s majority shareholder is Nakash Holdings, which is the private investment office arm of Jordache Enterprises (of Jordache jeans fame). The company manages a multibillion-dollar investment portfolio including MG Aviation in Hong-Kong, U.S. POLO Assn, retail, agriculture, transportation, manufacturing, hotels and real estate located in prime locations throughout the world. The real estate portfolio consists of retail, office, multifamily and hospitality properties. Among the group's recent acquisitions are the Versace Mansion and the famous Art Deco Setai Miami Beach.

For more information, visit www.Arkia.com.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures, and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer